Health Sciences Acquisitions Corporation 2
40 10th Avenue, Floor 7
New York, NY 10014

December 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Doris Stacey Gama
Dorrie Yale

RE:	Health Sciences Acquisitions Corporation 2
Amendment No. 4 to Registration Statement on Form S-4
Filed December 13, 2022
File No. 333-266660

Dear Ms. Gama and Ms. Yale:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant, Health Sciences Acquisitions Corporation 2, hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on December 16, 2022, or as soon as practicable thereafter.

Very truly yours,

HEALTH SCIENCES ACQUISITIONS CORPORATION 2

By:	/s/ Roderick Wong
Roderick Wong, MD
Chief Executive Officer